UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

To whom it may concern:

December 29, 2008

Mizuho Financial Group, Inc.

Implementation of Anti Money Laundering (AML) Monitoring System

We, Mizuho Financial Group Inc. (President & CEO: Terunobu Maeda), hereby announce that our group’s banking subsidiaries, Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd., have each commenced the operation of its “Anti Money Laundering (AML) Monitoring System” from December 2008.

Our group has been taking various countermeasures against money laundering and terrorist financing. We are now taking a further step to strengthen the countermeasures by introducing the advanced “AML Monitoring System*” which is used by the major financial institutions in Europe and the U.S.

The system enables the subsidiaries to comprehensively monitor a large number of accounts and provides them with automated detection of unusual transactions based on statistical methodology that considers transaction history of the account and transactions of the same type of client group in addition to transaction value and volume thresholds.

We will take necessary and appropriate actions based on applicable laws and regulations with respect to transactions that are judged as suspicious based on further investigation and verification of unusual transactions detected by the system.

We will continue to actively cooperate with authorities in the investigation of money laundering crime and promote sound financial services and the protection of our customers.

*	We are the first in Japan to introduce the Japanese version of the software provided by Fortent, Inc., which is based in the United States.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office +81-3-5224-2026